Exhibit 99.1

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

	SIX-MONTH PERIOD ENDED
	JUNE 30,
Thousands of euros (€), except for share data (in euros)	2017	2016
CONSOLIDATED INCOME STATEMENTS

Revenues
Royalties	—	293
Grants and other operating income	588	650
Total revenues and other operating income	588	943
Research and development expenses	(16,637)	(9,702)
General and administrative expenses	(4,408)	(4,322)
Total operating charges	(21,045)	(14,024)
Operating Loss	(20,457)	(13,081)
Financial income	88	57
Interest on borrowings and other financial costs	(3,509)	(3,766)
Fair value gains	—	8,606
Fair value losses	(2,284)	(856)
Foreign exchange differences	(33)	(292)
Loss before taxes	(26,195)	(9,332)
Income taxes	4	(48)
Loss for the period	(26,191)	(9,380)
Attributable to equity holders of TiGenix	(26,191)	(9,380)

Basic income (loss) per share	(0.10)	(0.05)
Diluted income (loss) per share	(0.10)	(0.05)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	SIX-MONTH PERIOD ENDED
	JUNE 30,
Thousands of euros (€)	2017	2016
Loss for the period	(26,191)	(9,380)
Currency translation differences	(1)	212
Other comprehensive income (loss)	(1)	212
Total comprehensive income (loss)	(26,192)	(9,168)
Attributable to equity holders of TiGenix NV	(26,192)	(9,168)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

			As at
		As at June	December
		30,	31,
Thousands of euros (€)	Notes	2017	2016
ASSETS
Intangible assets		45,694	46,584
Property, plant and equipment		3,285	1,642
Other non-current assets	4	1,956	3,855
Non-current assets		50,935	52,081
Inventories		403	244
Trade and other receivables		1,695	2,737
Current tax assets		2,226	1,588
Other current financial assets		1,119	1,582
Cash and cash equivalents		56,464	77,969
Current assets		61,907	84,120

TOTAL ASSETS		112,842	136,201

		As at June	As at
		30,	December
Thousands of euros (€)	Notes	2017	2016
EQUITY AND LIABILITIES
Share capital		25,996	25,996
Share premium		166,630	166,630
Accumulated deficit		(142,378)	(116,201)
Other reserves		4,034	3,254
Equity attributable to equity holders		54,282	79,679
Total equity		54,282	79,679

Financial loans and other payables	5	5,382	29,084
Deferred tax liability		6	—
Other non-current liabilities contingent consideration		7,841	7,311
Non-current liabilities		13,229	36,395

Current portion of financial loans	5	27,099	5,412
Other financial liabilities	5	4,486	350
Trade and other payables		4,227	5,147
Other current liabilities		3,972	3,671
Other current liabilities contingent consideration		5,547	5,547
Current liabilities		45,331	20,127

TOTAL EQUITY AND LIABILITIES		112,842	136,201

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	SIX-MONTH PERIOD ENDED
	JUNE 30,
Thousands of euros (€)	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Operating profit (loss)	(20,457)	(13,081)
Adjustments for:
Depreciation and amortisation expense	1,701	1,595
Share-based compensation	781	405
Grants income	(23)	(179)
Loss on sale/write-off of PP&E & Intangible assets	—	178
Other	(34)	(32)
	(18,032)	(11,114)
Movements in working capital:
(Increase)/ decrease in inventories	(158)	121
(Increase)/ decrease in trade and other receivables	1,694	280
Decrease in trade and other payables	(943)	(1,453)
Increase/(decrease) in other current assets and liabilities	(466)	(1,598)
Cash used in operations	(17,903)	(13,765)
Income taxes received	1,556	1,147
Net cash used in operating activities	(16,347)	(12,618)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,867)	(563)
Acquisition of intangible assets	(599)	(306)
Proceeds from disposal of property, plant and equipment	—	33
(Increase)/Decrease of other non-current assets	(80)	1,041
(Increase)/Decrease of other current financial assets	1,222	(40)
Net cash (used in) provided by investing activities	(1,326)	165

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from issue of equity instruments of the Company	—	23,750
Issuance costs equity instruments	—	(1,636)
Reimbursements of financial loans	(2,404)	(2,244)
Proceeds from financial loans	107	257
Proceeds from grants	—	79
Interest paid	(1,535)	(1,621)
Net cash (used in) provided by financing activities	(3,832)	18,585

Net increase (decrease) in cash and cash equivalents	(21,505)	6,132
Cash and cash equivalents at beginning of the period	77,969	17,981
Cash and cash equivalents at end of period	56,464	24,113

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
					Other reserves
					Equity-settled
Thousands of euros (€), except for share data				Accumulated	employee benefits	Translation
(in euros)	Numbers of shares	Share capital	Share premium	deficits	reserve	reserves	Total Equity

At January 1, 2016	177,304,587	17,730	112,750	(120,002)	4,784	(2,117)	13,145
Loss for the period	—	—	—	(9,380)	—	—	(9,380)
Other comprehensive income	—	—	—	—	—	212	212
Total comprehensive income	—	—	—	(9,380)	—	212	(9,168)
Issuance of shares	25,000,000	2,500	21,250	—	—	—	23,750
Transaction costs from issue of shares	—	—	(1,636)	—	—	—	(1,636)
Share-based compensation	—	—	—		405	—	405
Other	—	—	—	—		1	1
At June 30, 2016	202,304,587	20,230	132,364	(129,382)	5,189	(1,903)	26,407

At January 1, 2017	259,956,365	25,996	166,630	(116,201)	5,698	(2,444)	79,679
Profit for the period	—	—		(26,191)	—	—	(26,191)
Other comprehensive income	—	—	—	—	—	(1)	(1)
Total comprehensive income	—	—	—	(26,191)	—	(1)	(26,192)
Issuance of shares	—	—	—	—	—	—	—
Transaction costs from issue of shares	—	—	—	—	—	—	—
Transaction with own shares	—	—	—	14	—	—	14
Share-based compensation	—	—	—	—	781	—	781
At June 30, 2017	259,956,365	25,996	166,630	(142,378)	6,479	(2,445)	54,282

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.              General information

TiGenix NV, the parent company, (hereafter “TiGenix”, the “Company” or the “Group”) is a limited liability company incorporated and domiciled in Belgium. These condensed consolidated interim financial statements of the Company as at June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 (hereafter the interim period) comprise the financial statements of TiGenix NV (Belgium legal entity) and its subsidiaries TiGenix S.A.U. (Spanish legal entity), Coretherapix, S.L.U. (Spanish legal entity), TiGenix Inc. (United States legal entity) and TiGenix US, Inc. (United States legal entity).

TiGenix US Inc is fully participated by TiGenix SAU and was incorporated in May 2017 in the state of Delaware, with the strategic goal of filing and commercializing TiGenix’s lead product, Cx601, for the treatment of complex perianal fistulas in Crohn’s disease patients in the United States.

2.              Summary of significant accounting policies and estimates

Basis of preparation

The Company’s ordinary shares are listed on Euronext Brussels and NASDAQ Global Select Market.

These condensed consolidates financial statements were approved by the Board of Directors on October 27, 2017.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2016.

In the opinion of the Group´s management, the unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments necessary to present fairly the Group´s statement of financial position as at June 30, 2017 and its results of operations, its cash flows and changes in equity for the six-month periods ended June 30, 2017 and 2016 respectively. The results for the six-month period ended June 30, 2017 are not necessarily indicative of the results expected for the full year.

Liquidity

The Company is subject to a number of risks similar to those of other pre-commercial stage companies, including its dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with research, development, testing, and obtaining related regulatory approvals of its pipeline products, dependence on third party manufacturers, suppliers and collaborators, successful protection of intellectual property, competition with larger, better-capitalized companies, successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including obtaining adequate financing to fulfill its development activities and generating a level of revenues adequate to support the Company’s cost structure.

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as at June 30, 2017, had an accumulated deficit of approximately EUR 142.4 million, a net loss for the period of EUR 26.2 million and net cash used in operating activities of EUR 16.3 million for the six-month period ended June 30, 2017.

The accompanying unaudited condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. The unaudited condensed consolidated interim financial statements do not include any adjustments due to this uncertainty relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be forced to take any actions.

The future viability of the Company is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of the Company’s products. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

As at June 30, 2017, the Company had cash and cash equivalents of EUR 56.5 million. The Board of Directors is of the opinion that this cash position is sufficient to continue operating at least for the next 12 months but will require significant additional cash resources to launch new development phases of existing projects in the pipeline.

New standards and interpretations

The accounting policies used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the consolidated financial statements for the year ended 31 December 2016.

a)                                     New and amended standards adopted by the Group

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2017, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

•                  Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses.

•                  Amendments to IAS 7 “Statement of Cash Flows” - Disclosure initiative

•                  Improvements to IFRS, 2014-2016 cycle: Amendments to IFRS 12: Disclosure of Interests in Other Entities

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

•                  IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018, endorsed by the European Union) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

Regarding the classification and measurement of financial assets, the impact is limited since the Group does not have equity or debt investments.

Likewise, the impact in the Group of the new guidance on impairment of financial assets is very limited considering the financial assets held and specially the current low amount of trade receivables.

The Group does not currently apply hedge accounting.

There are no substantial changes to the measurement of financial liabilities under the new guidance.

Considering all the above and the characteristics of the financial instruments held by TiGenix, management has analyzed the potential implications of the adoption of this standard and has concluded that it will not significantly influence in the future presentation of its consolidated financial statements.

•                  IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018, endorsed by the European Union). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The most significant revenue source of TiGenix is the license agreement with Takeda. The identification of the performance obligations and the measurement of the variable consideration are especially relevant in this agreement. Management has analyzed the contract using the guidance under the new standard and has concluded that the adoption of IFRS 15 will not significantly impact the consolidated financial statements.

•                  IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019, not yet endorsed by the European Union replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The main lease agreements of the Group relate to buildings, cars and IT equipment. The Group is currently in the process of identifying the lease contracts, capturing the relevant data needed under the new standard, and analyzing the impact of adopting IFRS 16. As of to date it has not yet decided on the transition approach to be used.

Other Standards, Interpretations and Amendments to Standards: a number of other amendments to standards are effective for annual periods beginning after 1 January 2017, and have not been listed above because of either their non-applicability to or their immateriality to the Group’s consolidated financial statements.

Changes in Accounting estimates and judgements

Prior to 2017, it was intended for TiGenix Inc. to carry out the business activities related to Cx601 in the United States. As such, management concluded that the entity will be able to settle the intercompany loan in the foreseeable future. However, after a detailed analysis of the market and the strategy, management and BoD decided to create a new US entity (TiGenix US Inc.) for these activities and not the historical entity TiGenix Inc during six-month period ended at June 30, 2017. Therefore, management concluded that the intercompany loan would not be repaid.

Prior to 2017, the exchange differences associated with this loan were recognized in the consolidated income statement, as it was expected for the loan to be repaid.

However, as the loan will not be repaid/settled, the FX and conversion differences are now recognized in other comprehensive income.

The exchange differences associated to this loan recognized during the six-month period ended 30 June 2017, amounting to Euros 833 thousand (Euros 213 thousand during the six-month period ended 30 June 2016), have been recorded in other comprehensive income.

3.              Segment information

TiGenix is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. Accordingly, it has been concluded that it is not relevant to include segment disclosures as the group business activities are not organized on the basis of differences in related product.

The CEO have been identified as the chief operating decision maker, since he reviews the operating results and operating plans and makes resource allocation decisions on a company-wide basis.

4.              Other non-current assets

The decrease of the other non-current assets during 2017 is mainly due to the tax deductions at the level of TiGenix SAU and Coretherapix for R&D activities performed in 2015, which have been reclassified from non-current assets to current tax assets, as it is expected they will be collected before the end of the second quarter of 2018.

5.         Financial loans and other payables

	As at	As at
	June 30,	December 31,
Thousands of euros (€)	2017	2016
Non-current
Financial loans	4,466	5,568
Convertible notes (Ordinary note)	0	20,835
Convertible notes (Warrant)	0	2,379
Other payables	916	302
Non-current borrowings	5,382	29,084

Current
Current portion of financial loans	3,956	4,699
Convertible notes (Ordinary note)	23,143	713
Other financial liabilities	4,486	350
Current borrowings	31,585	5,762

Total	36,967	34,846

The company’s current and non-current borrowings can be detailed as follows:

•                  Two loans received in different tranches over 2011 and 2013 from Madrid Network, presented within financial loans, for an original amount of EUR 5.9 million to finance the TiGenix SAU Phase III study for complex perianal fistulas in Crohn’s disease patients and to develop the potential of stem cells in autoimmune inflammatory diseases. The loans will be reimbursed over a period of ten years starting in 2015 with an annual fixed interest rate of 1.46%. Outstanding amount for this facility at June 30, 2017 was EUR 2.6 million of which EUR 2.0 million are long term. During the six-month period ended at June 30, 2017 EUR 0.3 million were repaid.

•                  Interest-free loans, presented within financial loans, maturing in 2025 received from the Spanish Government. These loans have an original amount of EUR 3.2 million. Outstanding amount for this facility at June 30, 2017 was EUR 1.1 million of which EUR 0.8 million are long term. During the six-month period ended at June 30, 2017 EUR 0.3 million were repaid.

•                  Kreos loan, presented within financial loans, received in 3 tranches over 2014 of EUR 5.0 million, EUR 2.5 million and EUR 2.5 million respectively. The loan will be repaid as from the first anniversary over a period of four years and has a fixed interest rate of 12.5%. The loan is measured at amortized cost in the statement of financial position at June 30, 2017. The loan is amortized using the effective interest method on a discounted annual rate of 20.16%. Outstanding amount for this facility at June 30, 2017 was EUR 3.1 million of which EUR 0.4 million are long term.

•                  Convertible notes issued by TiGenix NV in March 2015 due 2018 for a total principal amount of EUR 25.0 million and with a nominal value of EUR 100,000 per convertible bond. The bonds meet the definition of hybrid instrument under IAS 39 and are accounted as two instruments, the host contract and the embedded derivative.

At issuance, the instrument had a nominal value of EUR 25.0 million, being the fair value of the embedded derivative EUR 7.9 million and the amortized cost of the Ordinary Note EUR 16.4 million.

As at June 30, 2017 the fair value of the embedded derivative amounts to EUR 4.0 million and the amortized cost of the Ordinary Note to EUR 23.1 million. The financial expense due to the changes in the fair value of the derivative during the six-month period ended June 30, 2017 (EUR 1.6 million) has been recorded in the “fair value losses” caption in the condensed consolidated interim financial statements. The Ordinary note is amortized using the effective interest method on a discounted annual rate of 28.06%.

•                  Interest-free loan from the Innpacto Program, presented within the financial loans has a term of 10 years, with a grace period of three years. In January 2012, the Company received the first annual installment of the Innpacto loan amounting to EUR 548 thousand. In 2013, the Company received two annual payments of the Innpacto loan, one of EUR 457 thousand and another of EUR 142 thousand. Outstanding amount for this facility at June 30, 2017 was EUR 896 thousand of which EUR 753 thousand are long term.

•                  In January and December 2016, the Company received two loans of EUR 337 thousand and EUR 613 thousand from the Retos Program. The loans will be reimbursed over a period of seven years starting in 2019 and 2020 respectively with a grace period of three years and with an annual fixed interest rate of 0.329%. Outstanding amount for these facilities at June 30, 2017 was EUR 0.8 million of which EUR 0.8 million are long term.

The borrowings were granted subject to the condition of maintaining specific covenants. As at June 30, 2017, the Group was not in breach of any of the covenants.

Other payables include:

Grants received from European Commission Horizon 2020 (the European Union framework program for research and innovation) program to conduct a clinical Phase Ib/IIa trial of Cx611 in patients with severe sepsis secondary to severe community-acquired pneumonia (sCAP) for a total amount of EUR 265 thousand. In addition as at June 30, 2017 other payables also consist of long term deferred income to be received from our partner Takeda related to the purchase of capex to expand our manufacturing capacity.

Other financial liabilities include:

Warrants issued as a consideration for the Kreos loan for an amount of EUR 0.5 million. The warrant plan consisted of 1,994,302 warrants that were issued with an exercise price of EUR 0.75 exercisable immediately and which expire in April 2019. The warrants also included a put option that authorized Kreos Capital IV (Expert Fund) to return the warrants to the Company and to settle the warrants in cash under certain circumstances. In May 2015, Kreos Capital exercised this put option and executed one third of the warrants (EUR 163.333). As from January 2016, the remaining two thirds of the warrants put option have lapsed due to the increase in the price of the share, which makes this amount no longer exercisable by Kreos Capital.

6.   Fair value of financial instruments

	Six month period ended June 30, 2017
Thousands of euros (€)	Carrying amount	Fair value	Fair value hierarchy

Financial assets
Loans and receivables	1,956	1,956
Other non-current assets	1,956	1,956	Level 2

Financial liabilities
Amortised cost	31,565	37,651
Financial loans	8,422	10,917	Level 2
Convertible notes (Ordinary note)	23,143	26,735	Level 2
Fair value through profit or loss	17,874	17,874
Convertible notes (Warrant)	3,963	3,963	Level 3
Other financial liabilities	523	523	Level 2
Other liabilities contingent consideration	13,389	13,389	Level 3

	Twelve month period ended December 30, 2016
Thousands of euros (€)	Carrying amount	Fair value	Fair value hierarchy

Financial assets
Loans and receivables	3,855	3,855
Other non-current assets	3,855	3,855	Level 2

Financial liabilities
Amortised cost	31,816	40,898
Financial loans	10,268	13,436	Level 2
Convertible notes (Ordinary note)	21,548	27,462	Level 2
Fair value through profit or loss	15,587	15,587
Convertible notes (Warrant)	2,379	2,379	Level 3
Other financial liabilities	350	350	Level 2
Other liabilities contingent consideration	12,858	12,858	Level 3

The fair values of the financial assets and financial liabilities measured at amortized cost in the statement of financial position have been determined in accordance with generally accepted pricing models based on discounted cash flows analysis, with the most significant inputs being the discount rate that reflects the credit risk. The fair value of the financial loans has been determined based on a discount rate of 3.03% reflecting the market credit risk for a company such as TiGenix.

The fair value of convertible notes (warrant) and Other financial liabilities at fair value through profit or loss is measured using generally accepted pricing models (Black-Scholes valuation model for the warrants issued during 2014 as a consideration for the Kreos loan and Monte Carlo valuation model for the embedded derivative issued related to the convertible bonds issued on March 2015).

The inputs with the most significant effect on the fair value calculation of the Kreos warrants are the value and volatility of the TiGenix’s shares. The potential effect of using reasonable assumptions (Black-Scholes formula) for these inputs are the following: i) share price (10% increase/decrease would have an impact of 97/-92 thousand of euros) ii) volatility of the shares (10% increase/decrease would have an impact of 34/-35 thousand of euros).

Pursuant to the terms and conditions of the convertible bonds issued on March 6, 2015, the measurement of the warrant at fair value shall be reflected at any time at its fair value determined by direct observation.

The inputs with the most significant effect on the fair value calculation are the value and volatility of TiGenix’s shares. The potential effect of using reasonable assumptions (Black-Scholes formula) for these inputs are the following: i) share price (10% increase/decrease would have an impact of 2.2/-1.2 million euros) ii) volatility of the shares (10% increase/decrease would have an impact of 0.3/-0.3 million euros).

The fair value of the contingent deferred elements of the purchase price of EUR 13.4 million was computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the nine product development routes.

Management modelled these routes as a succession of decision points at which the Company decides to pursue internal development or licensing at different times, and in different circumstances such as whether the product enters into a pivotal trial or otherwise. In addition to the license/not to license decision, the decision tree was subject to results of the ongoing phase I/IIa trial.

Two different options were considered: i) a fast development process under which the current Phase I/IIa phase ends at YE 2017 with a significant success and is followed by a three-year Phase II Pivotal trial that ends at December 31, 2020 and a two-year market approval process that ends at December 31, 2022, with commercialization commencing in 2023 and ii) slow development process in which the current Phase I/IIa phase ends at December 31, 2017 and is followed by a three-year Phase IIb trial that ends at December 31, 2020, a three-year Phase III trial that ends at December 31, 2023 and a two-year market approval process that ends at December 31, 2025, commercialization commences in 2026. In March 2017 TiGenix announced Top-Line Phase I/II results of AlloCSC-01 clinical trial.

These preliminary results increase the possibilities of a slow development process and reduce the probabilities of a fast development process, which was already considered in management estimates as at 31 December 2016.

The fair value of each route was in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the Milestone and Commercialization Payments. Significant increase (decrease) in the market penetration and price of the product would result in higher (lower) fair value of the contingent consideration liability, while significant increase (decrease) in the discount rate would result in lower (higher) fair value of the liability.

The fair value of Other liabilities contingent consideration amounting to EUR 13.4 million as of 30 June 2017 was computed as the sum of the probability-weighted values of the fair values of the purchase prices associated with each of the nine product development routes. As of June 30, 2017 the fair value of the contingent consideration increased by EUR 0.5 million from December 31, 2016 due to the update of discounting future cash flows to June 30, 2017.

Except for the current portion of financial loans and the other financial liabilities, the current financial assets and liabilities are not included in the table above as their carrying amounts approximate their fair values.

7.   Share-based payments and other compensation

The Group currently operates different share-based compensation plans. These share-based payments are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest.

Warrant plan February 2017

On February 20, 2017, 5.505.447 warrants were issued of which 4.802.477 were granted on February 20, 2017, 48.000 were granted on May 9, 2017 and of which the remaining 650,970 can still be granted until February 20, 2018.

•      For all employees, who were granted warrants on February 20, 2017, the exercise price was set at 0.70 euro, i.e. the closing price of our ordinary shares on February 17, 2017, and the last closing price of our ordinary shares prior to the grant of the warrants on February 20, 2017.

•      For our CEO, Eduardo Bravo, who was granted warrants on February 20, 2017 and who is not an employee of TiGenix SAU, the exercise price was set at 0.71 euro, i.e. the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on February 20, 2017.

The warrants issued on February 20, 2017 have a term of ten years. Upon expiration of the ten-year term, the warrants shall become null and void.

The issuance of the warrants described above has an impact of EUR 781 thousand the accompanying condensed consolidated interim financial statements.

The fair value of the warrant plan was estimated on the date of grant (EUR 0.49 for those granted in February 2017 and EUR 0.51 for those granted in May 2017) using the Black-Scholes model with the following assumptions:

•      The volatility of the Company has been determined in 60.5%

•      The expected dividends are assumed to be zero in the model

•      Weighted average risk-free interests rates based on Spanish Sovereign Strips at the date of the grant with a term equal to the expected life of the warrants is 1,61%

•      Weighted average share price (determined at 0.70 euros)

•      The lifetime of the warrants has a maximum duration of ten years

•      The warrants have a vesting period of 3 years

Option plan June 2017

Prior to the contribution of all the shares of TiGenix SAU (previously Cellerix SA) to the Company in May 2011, TiGenix SAU had an Equity Based Incentive Plan (“EBIP”) to compensate its directors, managers and employees with options on TiGenix SAU shares. At the contribution date, the underlying TiGenix SAU shares subject to the EBIP were converted to TiGenix NV shares.

The deadline to exercise the EBIP options expired in August 2015 and none of the beneficiaries decided to exercise its options, hence the shares remained unallocated.

On June 15th, 2017,  the Board of Directors approved a new option plan that consists in offering TiGenix employees the chance to purchase option rights over those unallocated shares of TiGenix NV at a price of Euros 0.44 per option. This plan expires on 21 July 2017.

As of June 30, 2017, Euros 14 thousand have been recorded within accumulated deficits in equity in connection with this plan.

8.   Operating charges

Research and development expenses increased by 71%, from EUR 9.7 million for the six-month period ended June 30, 2016 to 16.6 million euros for the same period ended June 30, 2017. The increase is mainly attributable to the launching of the Phase III trial of Cx601 in the US and the launching of the Phase II trial for severe Sepsis in EU.

General and administrative remains quite stable with a slight increase of 2%, from EUR 4.3 million euros for the six-month period ended June 30, 2016 to EUR 4.4 million euros for the same period ended June 30, 2017.

9.   Fair value gains and losses

Fair value gains, included in the Consolidated Income Statement have decreased by EUR 8.6 million, while fair value losses, have increased by EUR 1.4 million for the six-month period ended in 2017 compared to the same period of 2016, due to the following:

•      Derivative financial liability related to Kreos warrants: as of June 30, 2017 Kreos warrants valuation (Black-Scholes option pricing model) amounted to EUR 523 thousand, in comparison with the EUR 350 thousand valuation at the end of 2016, therefore EUR 173 thousand has been included as fair value losses (EUR 462 thousand fair value gain million for the six-month period ended June 30, 2016). This difference is mainly explained due to the increase in TiGenix share price.

•      Derivative financial liability related to the convertible bonds warrants: as of June 30, 2017 convertible bonds warrants amounted to EUR 3,963 thousand, in comparison with EUR 2,379 thousand at the end of 2016, therefore EUR 1,584 thousand has been recorded as fair value losses (EUR 8,144 thousand fair value gain million for the six-month period ended June 30, 2016). As in the case of the Kreos warrants this difference is mainly due to the increase in the value of the TiGenix’ share price.

•      Coretherapix contingent consideration: includes the fair value at June 30, 2017 of the contingent deferred elements of the purchase price of Coretherapix (EUR 13.4 million). As of December 31, 2016 the Coretherapix contingent consideration amounted to EUR 12.9 million. The fair value of the contingent consideration increased by EUR 0.5 million for the first six months of 2017. This change is caused by the effect of the time value of money, and has resulted in an expense of EUR 0.5 million (EUR 856 thousand loss for the six-month period ended June 30, 2016) that has been recorded within fair value losses.

10. Related party transaction

Transactions between the Group and its employees, consultants or directors are disclosed below:

Compensation of Key management personnel

Key management personnel are identified as being the CEO, CFO, CTO and CMO.

The combined remuneration package of the key management for the six months period of 2017 was as follows:

	SIX-MONTH PERIOD ENDED
Thousands of euros (€)	2017	2016
Short-term benefits	1,227	1,141
Post-employment benefits	71	65
TOTAL	1,298	1,206

No loan, quasi loan or other guarantee is outstanding with members of the management team.

11. Significant events after balance sheet date June 30, 2017

On 25 July 2017, TiGenix issued 6.538.329 new shares to Genetrix S.L. associated with its obligation to pay a EUR 5 million milestone payment as part of the acquisition of Coretherapix, which occurred in July 30, 2015.

I, the undersigned, Eduardo Bravo, Chief Executive Officer and member of the Board of Directors, declare to the best of my knowledge, that:

1)    The set of condensed financial statements prepared in accordance with the applicable accounting standards gives a true and fair view of the assets, liabilities, financial position and results of TiGenix NV and the undertakings included in the consolidation;

2)    The interim report is giving a true overview of the important events and the most important transactions with related parties that have occurred during the first six months of the accounting year, and the effect thereof on the condensed financial overviews, as well as a description of the most important risks and uncertainties for the remaining months of the accounting year.

Done on October 27, 2017